UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Enviva Partners, LP

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

29414J107

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 29414J107

1.	Names of Reporting Person: Enviva Cottondale Acquisition I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,007,454

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,007,454

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,007,454

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.7%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                 Based on 26,414,852 common units outstanding as of May 30, 2018.

CUSIP No. 29414J107

1.	Names of Reporting Person: Enviva MLP Holdco, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,897,684

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,897,684

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,897,684

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.3%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                 Based on 26,414,852 common units outstanding as of May 30, 2018.

CUSIP No. 29414J107

1.	Names of Reporting Person: Enviva Holdings, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,905,138

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,905,138

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,905,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.1%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                                 Based on 26,414,852 common units outstanding as of May 30, 2018.

CUSIP No. 29414J107

1.	Names of Reporting Person: Enviva Holdings GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,905,138

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,905,138

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,905,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.1%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                 Based on 26,414,852 common units outstanding as of May 30, 2018.

CUSIP No. 29414J107

1.	Names of Reporting Person: R/C Wood Pellet Investment Partnership, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,905,138

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,905,138

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,905,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.1%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)           Based on 26,414,852 common units outstanding as of May 30, 2018.

CUSIP No. 29414J107

1.	Names of Reporting Person: Riverstone/Carlyle Renewable Energy Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,905,138

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,905,138

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,905,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.1%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)           Based on 26,414,852 common units outstanding as of May 30, 2018.

CUSIP No. 29414J107

1.	Names of Reporting Person: R/C Renewable Energy GP II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,905,138

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,905,138

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,905,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.1%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 26,414,852 common units outstanding as of May 30, 2018.

Item 1.                                 Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on December 28, 2015 (the “Original Schedule 13D”) with respect to the common units representing limited partner interests (“Common Units”) in Enviva Partners, LP (the “Issuer”).  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.                                 Identity and Background

This Amendment amends and restates paragraphs (a), (b), (c) and (f) of Item 2 of the Original Schedule 13D as follows:

(a), (f) This Schedule 13D is being filed jointly by (i) Enviva Cottondale Acquisition I, LLC (“Enviva Cottondale”), a Delaware limited liability company, (ii) Enviva MLP Holdco, LLC, a Delaware limited liability company (“Enviva MLP Holdco”), (iii) Enviva Holdings, LP, a Delaware limited partnership (“Enviva Holdings”), (iv) Enviva Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”), (v) R/C Wood Pellet Investment Partnership, L.P., a Delaware limited partnership (“R/C Partnership”), (vi) Riverstone/Carlyle Renewable Energy Partners II, L.P., a Delaware limited partnership (“R/C Renewable Energy Partners”), and (vii) R/C Renewable Energy GP II, L.L.C., a Delaware limited liability company (“R/C Renewable Energy GP”). The entities filing this Amendment are collectively referred to herein as the “Reporting Persons.”

(b) The principal business office for each of Enviva Cottondale, Enviva MLP Holdco, Enviva Holdings, and Holdings GP is: 7200 Wisconsin Avenue, Suite 1000, Bethesda, MD 20814.  The principal business office for each of R/C Partnership, R/C Renewable Energy Partners, and R/C Renewable Energy GP is: 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c) Information with respect to the executive officers and directors, if any, of each of the Reporting Persons, including name, business address, present principal occupation or employment, the organization in which such employment is conducted and citizenship, is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

R/C Renewable Energy GP is managed by a five person investment committee. R/C Renewable Energy GP is the general partner of R/C Renewable Energy Partners, which is the general partner of R/C Partnership, which is the sole member of Holdings GP, which is the general partner of Enviva Holdings. Enviva Holdings owns a 100% limited liability company interest in each of (i) Enviva MLP Holdco, which owns 5,897,684 Common Units and a 100% limited liability company interest in Enviva Partners GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), and (ii) Enviva Cottondale, which owns 6,007,454 Common Units. Enviva Holdings also indirectly owns 100% of the incentive distribution rights representing limited partner interests in the Issuer.  R/C Renewable Energy GP exercises investment discretion and control over the Common Units indirectly held by Enviva Holdings through R/C Renewable Energy Partners and R/C Partnership.

R/C Renewable Energy GP’s principal business is serving as the general partner of R/C Renewable Energy Partners and various other affiliated entities. R/C Renewable Energy Partners’ principal business is serving as the general partner of R/C Partnership. R/C Partnership was formed to be the sole member of Holdings GP. Holdings GP’s principal business is serving as the general partner of Enviva Holdings. Enviva Holdings was formed to be the sole member of Enviva MLP Holdco, Enviva Cottondale and various other affiliated entities. Enviva Cottondale and Enviva MLP Holdco were formed to hold securities of the Issuer.

Item 3.                                 Source and Amount of Funds or Other Consideration

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as follows:

Prior to the Issuer’s initial public offering (the “IPO”), Enviva MLP Holdco was the owner of a 100% limited partner interest in the Issuer. Immediately prior to the closing of the IPO, the Issuer recapitalized its limited partner interests and issued, among other things, 5,897,684 subordinated units representing limited partner interests in the Issuer (“Subordinated Units”) to Enviva Cottondale and 405,138 Common Units and 6,007,454 Subordinated Units to Enviva MLP Holdco.  On May 30, 2018, the Subordinated Units held by Enviva MLP Holdco and Enviva

Cottondale converted into Common Units on a one-for-one basis pursuant to the terms of the Partnership Agreement.

On December 11, 2015, the Issuer and a subsidiary of Enviva Holdings entered into and consummated the transactions contemplated by a Contribution Agreement (the “Contribution Agreement”) with Enviva Wilmington Holdings, LLC, a Delaware limited liability company (the “Hancock JV”) that is a joint venture between Enviva Holdings, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company.  Pursuant to the Contribution Agreement, the Hancock JV contributed to Enviva, LP, a Delaware limited partnership and a wholly owned subsidiary of the Issuer, all of the issued and outstanding limited liability company interests in Enviva Pellets Southampton, LLC, a Delaware limited liability company, for total consideration of $131 million, consisting of $116 million in cash and 942,023 Common Units.  As a result of these transactions, Enviva Development Holdings, LLC (“Development Holdings”), a Delaware limited liability company and wholly-owned subsidiary of Enviva Holdings, acquired 942,023 Common Units.

On February 1, 2018, Development Holdings sold a total of 81,708 Common Units to the General Partner, which used the Common Units to satisfy the Issuer’s settlement obligations with respect to vested phantom unit awards under its long-term incentive plan.

On May 7, 2018, Development Holdings and Enviva MLP Holdco sold an aggregate 1,265,453 Common Units in registered, privately negotiated transactions with several purchasers.

Item 5.                                 Interest in Securities of the Issuer

This Amendment amends and restates paragraphs (a), (b), and (c) of Item 5 of the Original Schedule 13D in their entirety as follows:

(a)-(b)                  The percent of class provided for each Reporting Person below is based on 26,414,852 Common Units outstanding as of May 30, 2018.

1.              Enviva Cottondale Acquisition I, LLC

A.            Amount beneficially owned:  6,007,454

B.            Percent of class:  22.7%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  6,007,454

ii.               Shared power to vote or to direct the vote:  0

iii.            Sole power to dispose or to direct the disposition of:  6,007,454

iv.           Shared power to dispose or to direct the disposition of:  0

2.              Enviva MLP Holdco, LLC

A.            Amount beneficially owned:  5,897,684

B.            Percent of class:  22.3%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  5,897,684

ii.               Shared power to vote or to direct the vote:  0

iii.            Sole power to dispose or to direct the disposition of:  5,897,684

iv.           Shared power to dispose or to direct the disposition of:  0

3.              Enviva Holdings, LP

A.            Amount beneficially owned:  11,905,138

B.            Percent of class:  45.1%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  11,905,138

ii.               Shared power to vote or to direct the vote:  0

iii.            Sole power to dispose or to direct the disposition of:  11,905,138

iv.           Shared power to dispose or to direct the disposition of:  0

4.              Enviva Holdings GP, LLC

A.            Amount beneficially owned:  11,905,138

B.            Percent of class:  45.1%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  11,905,138

ii.               Shared power to vote or to direct the vote:  0

iii.            Sole power to dispose or to direct the disposition of:  11,905,138

iv.           Shared power to dispose or to direct the disposition of:  0

5.              R/C Wood Pellet Investment Partnership, L.P.

A.            Amount beneficially owned:  11,905,138

B.            Percent of class:  45.1%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  11,905,138

ii.               Shared power to vote or to direct the vote:  0

iii.            Sole power to dispose or to direct the disposition of:  11,905,138

iv.           Shared power to dispose or to direct the disposition of:  0

6.              Riverstone/Carlyle Renewable Energy Partners II, L.P.

A.            Amount beneficially owned:  11,905,138

B.            Percent of class:  45.1%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  11,905,138

ii.               Shared power to vote or to direct the vote:  0

iii.            Sole power to dispose or to direct the disposition of:  11,905,138

iv.           Shared power to dispose or to direct the disposition of:  0

7.              R/C Renewable Energy GP II, L.L.C.

A.            Amount beneficially owned:  11,905,138

B.            Percent of class:  45.1%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  11,905,138

ii.               Shared power to vote or to direct the vote:  0

iii.            Sole power to dispose or to direct the disposition of:  11,905,138

iv.           Shared power to dispose or to direct the disposition of:  0

Enviva Holdings owns a 100% limited liability company interest in Enviva Cottondale and Enviva MLP Holdco.  R/C Renewable Energy GP is the general partner of R/C Renewable Energy Partners, which is the general partner of R/C Partnership, which is the sole member of Holdings GP, which is the general partner of Holdings.  R/C Renewable Energy GP exercises investment discretion and control over the Common Units indirectly held by Enviva Holdings through R/C Renewable Energy Partners and R/C Partnership. R/C Renewable Energy GP’s principal business is serving as the general partner of R/C Renewable Energy Partners.  The Reporting Persons (excluding Enviva Cottondale and Enviva MLP Holdco) may be deemed to beneficially own the Common Units held directly by Enviva Cottondale and Enviva MLP Holdco.

R/C Renewable Energy GP is managed by a five person investment committee consisting of David Leuschen, Pierre F. Lapeyre, Jr., Michael B. Hoffman, Daniel A. D’Aniello and Edward J. Mathias.

(c)  On May 7, 2018, Development Holdings and Enviva MLP Holdco sold an aggregate 1,265,453 Common Units in registered, privately negotiated transactions with several purchasers.  The purchase price for the transactions was $26.72 per Common Unit.

Item 7.                                     Material to be Filed as Exhibits

This Amendment supplements Item 7 of the Original Schedule 13D as follows:

Exhibit Number	Description of Exhibit
99.6	Joint Filing Agreement, dated May 30, 2018

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  May 30, 2018

ENVIVA COTTONDALE ACQUISITION I, LLC

By:	/s/ Jason E. Paral
Name:	Jason E. Paral
Title:	Vice President, Associate General Counsel and Secretary

ENVIVA MLP HOLDCO, LLC

By:	/s/ Jason E. Paral
Name:	Jason E. Paral
Title:	Vice President, Associate General Counsel and Secretary

ENVIVA HOLDINGS, LP

By Enviva Holdings GP, LLC, its general partner

By:	/s/ Jason E. Paral
Name:	Jason E. Paral
Title:	Vice President, Associate General Counsel and Secretary

ENVIVA HOLDINGS GP, LLC

By:	/s/ Jason E. Paral
Name:	Jason E. Paral
Title:	Vice President, Associate General Counsel and Secretary

R/C WOOD PELLET INVESTMENT PARTNERSHIP, L.P.

By Riverstone/Carlyle Renewable Energy Partners II, L.P., its general partner

By R/C Renewable Energy GP II, L.L.C., its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

RIVERSTONE/CARLYLE RENEWABLE ENERGY PARTNERS II, L.P.

By R/C Renewable Energy GP II, L.L.C., its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

R/C RENEWABLE ENERGY GP II, L.L.C.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

SCHEDULE A

The name and business address of each of the executive officers and directors of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer and directors of the Reporting Persons also set forth below.

R/C Renewable Energy GP II, L.L.C.

Investment Committee Members

Name	Present Principal Occupation or Employment	Business Address	Citizenship
David Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	(1)	United States
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	(1)	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	(1)	United States
Daniel A. D’Aniello	Managing Director of The Carlyle Group	(2)	United States
Edward J. Mathias	Managing Director of The Carlyle Group	(2)	United States

Enviva Holdings GP, LLC

Directors

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Michael B. Hoffman	Partner of Riverstone Holdings LLC	(1)	United States
Ralph Alexander	President and Chief Executive Officer of Talen Energy Corporation	(3)	United States
Robin J. A. Duggan	Managing Director of Riverstone Holdings LLC	(1)	United States
Carl L. Williams	Managing Director of Riverstone Holdings LLC	(1)	United States
John K. Keppler	President and Chief Executive Officer of Enviva Management Company, LLC	(4)	United States
James W. Lintott	Chairman of Sterling Foundation Management, LLC	(5)	United States
Steven M. Dauphin	Advisor of Murphree Venture Partners	(6)	United States
Stephen W. Modzelewski	Managing Member of Maple Engine, LLC	(7)	United States

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
John K. Keppler	President and Chief Executive Officer of Enviva Management Company, LLC	(4)	United States
Joseph N. Lane	Executive Vice President, Human Capital of Enviva Management Company, LLC	(4)	United States
Thomas Meth	Executive Vice President, Sales and Marketing of Enviva Management Company, LLC	(4)	United States
Stephen F. Reeves	Executive Vice President and Chief Financial Officer of Enviva Management Company, LLC	(4)	United States
William H. Schmidt, Jr.	Executive Vice President, Corporate Development and General Counsel of Enviva Management Company, LLC	(4)	United States
James P. Geraghty	Vice President and Controller of Enviva Management Company, LLC	(4)	United States

Raymond J. Kaszuba III	Vice President and Treasurer of Enviva Management Company, LLC	(4)	United States
E. Royal Smith	Executive Vice President, Operations of Enviva Management Company, LLC	(4)	United States

Enviva Cottondale Acquisition I, LLC

Enviva MLP Holdco, LLC

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
John K. Keppler	President and Chief Executive Officer of Enviva Management Company, LLC	(4)	United States
Joseph N. Lane	Executive Vice President, Human Capital of Enviva Management Company, LLC	(4)	United States
Thomas Meth	Executive Vice President, Sales and Marketing of Enviva Management Company, LLC	(4)	United States
Stephen F. Reeves	Executive Vice President and Chief Financial Officer of Enviva Management Company, LLC	(4)	United States
William H. Schmidt, Jr.	Executive Vice President, Corporate Development and General Counsel of Enviva Management Company, LLC	(4)	United States
James P. Geraghty	Vice President and Controller of Enviva Management Company, LLC	(4)	United States
Raymond J. Kaszuba III	Vice President and Treasurer of Enviva Management Company, LLC	(4)	United States
E. Royal Smith	Executive Vice President, Operations of Enviva Management Company, LLC	(4)	United States

(1)         c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019

(2)         c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 200 South, Washington, D.C. 20004

(3)         835 Hamilton Street, Suite 150, Allentown, PA, 18101

(4)         7200 Wisconsin Avenue, Suite 1000, Bethesda, MD 20814

(5)         Sterling Foundation Management, LLC, 12030 Sunrise Valley Drive, Suite 450, Reston, VA 20191

(6)   Murphree Venture Partners, 820 Shades Creek Parkway, Suite 1200, Birmingham, AL 35209

(7)   Maple Engine, LLC, 1578 River Road, New Hope, PA 18938